FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2014

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Santander, S.A.

Item

1	Material Fact dated November 18, 2014

MATERIAL FACT

Banco Santander, S.A. hereby announces, with respect to the “33th issuance of Banco Español de Crédito S.A. cédulas hipotecarias (covered mortgage bonds)” (ISIN code ES0413440290) for an amount of one thousand million euros, its intention to redeem and cancel all of the ten thousand covered mortgage bonds for a total nominal value of one thousand million euros on 24th November 2014, the issuance thus being totally redeemed and cancelled as of that date.

All the covered mortgage bonds to be redeemed are owned by Banco Santander, S.A.

Boadilla del Monte (Madrid), 18th November 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: November 18, 2014	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President